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SEC FILE NUMBER
8-68766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Xtellus Capital Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Madison Avenue, 5th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Zak	646-527-6363	stephen.zak@xtelluscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

November 2, 2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Zak _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Xtellus Capital Partners, Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CCO/COO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

XTELLUS CAPITAL PARTNERS, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2025

XTELLUS CAPITAL PARTNERS, INC.
DECEMBER 31, 2025

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
Xtellus Capital Partners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Xtellus Capital Partners, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Xtellus Capital Partners, Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Xtellus Capital Partners, Inc.'s management. Our responsibility is to express an opinion on Xtellus Capital Partners, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Xtellus Capital Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Xtellus Capital Partners, Inc.'s auditor since 2011.
New York, New York
March 2, 2026

"Citrin Cooperman" is the brand under which Citrin Cooperman & Company, LLP, a licensed independent CPA firm, and Citrin Cooperman Advisors LLC serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure. The entities of Citrin Cooperman & Company, LLP and Citrin Cooperman Advisors LLC are independent member firms of the Moore North America, Inc. (MNA) Association, which is itself a regional member of Moore Global Network Limited (MGNL). All the firms associated with MNA are independently owned and managed entities. Their membership in, or association with, MNA should not be construed as constituting or implying any partnership between them.

XTELLUS CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash and cash equivalents	$ 239,819,412
Fail to deliver	7,524,647
Due from clearing brokers	1,303,865
Accounts receivable	308,412
Prepaid expenses	240,594
Security deposits and other assets	83,637
Related-party loans receivable	7,283,204
Due from affiliates	455,694
Income taxes	1,691,255
Accrued interest and dividends	317,786
Deferred tax asset	5,664,270
Leasehold improvements and equipment, net	45,052
Securities long (at cost)	101,928
Securities long (at fair value)	219,450
Operating lease right-of-use asset	2,093,350
TOTAL ASSETS	$ 267,152,556

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to broker-dealer	$ 225,372,475
Fail to receive	7,524,647
Accrued expenses	2,210,260
Operating lease liability	2,111,051
Taxes payable	-
Accounts payable	1,167,663
TOTAL LIABILITIES	238,386,096
Commitments and Contingencies (Note 3)	
STOCKHOLDERS' EQUITY:	
Common stock, $.01 par value; 1,000,000 shares authorized, 440,000 shares issued and outstanding	4,400
Additional paid in capital	1,385,649
Retained earnings	27,376,411
TOTAL STOCKHOLDERS' EQUITY	28,766,460
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 267,152,556

See accompanying notes to financial statement

NOTE 1.   **ORGANIZATION AND NATURE OF OPERATIONS**

Xtellus Capital Partners, Inc. (the "Company") was formed as a corporation under the laws of the state of Delaware on November 16, 2010, and is based in New York City. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was previously a member of the National Futures Association ("NFA") but withdrew its membership in 2020.

The Company is registered as a FINRA member Broker-Dealer approved to effect certain securities transactions. The Company's primary business involves the execution of securities transactions in both U.S. and European securities to an institutional investor client base. Additionally, the Company distributes third-party research to U.S. institutional investors and major U.S. institutional investors, as defined in Rule 15a 6 under the Securities Exchange Act of 1934 ("Rule 15a 6"). The Company is exempt from the reserve requirement provisions of Rule 15c3 3 under the Securities Exchange Act of 1934 ("Rule 15c3 3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) private placements of securities; and (2) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company is permitted by FINRA to engage in the solicitation of U.S. institutional investors to establish and maintain accounts on a fully-disclosed basis with a registered clearing firm for the purpose of purchasing and selling equity and debt securities pursuant to paragraph (k)(2)(ii) of Rule 15c3 3. The Company also provides underwriting and advisory services.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 ("ASC 606"). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Principal Trading - The Company engages in principal trading of securities for its own account as well as facilitation for its customers. These transactions settle regular way and the Company occasionally has short-term exposures. Under ASC 606, revenue is recognized when a trade takes place.

Research - The Company primarily acts as an intermediary for a foreign broker-dealer's research in connection with the distribution of research reports to institutional investors in the U.S. as well as distributing its own research to foreign institutions. Under ASC 606, the Company recognizes a fixed amount from a foreign institution for its best efforts in distributing the foreign institution's research. The Company also recognizes a variable amount from U.S. institutions based upon the completion of the research being distributed to them, in accordance with ASC 606.

Commission Income - The Company engages in riskless principal trading of securities for its own account as well as acting as an agent for customers. These transactions settle regular way and the Company typically flattens all positions by the end of the trading day. Under ASC 606, revenue is recognized when a trade takes place.

Revenue recognition (continued)

Advisory Fee and Underwriting Fee Income - Advisory fees are earned for providing general investor-related advice outside the fundraising/private placements process and are earned based upon when advisory services are performed. Underwriting revenues include gains, losses, and fees net of syndicate expense, arising from securities offering in which the Company acts as an underwriter. Underwriting management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting income at the time the underwriting is completed and the income is reasonably determinable.

Private Placement Fee Income - The Company is engaged by private companies to raise capital in the form of private company securities in unregistered offerings to private investors. If the Company is successful in achieving the private companies' capital raise, the Company is paid a fee for its efforts in finding the investors. Under ASC 606, the performance obligation is complete once the Company secures the funding from investors and the private issuer receives their capital. The Company recognizes revenue upon close of a transaction.

	Balance as of 12/31/2024	Additions for the year ended 12/31/2025	Revenue recognized for the year ended 12/31/2025	Balance as of 12/31/2025
Accounts Receivable:	$ 719,991	$ 1,654,213	$ 2,065,792	$ 308,412

Depreciation

Depreciation of leasehold improvements and furniture and equipment is provided using the straight-line method over management's estimate of useful economic life. The following table explains the balances of leasehold improvements and equipment as of December 31, 2025:

	Cost	Accumulated Depreciation	Leasehold Improvements and Equipment
Leasehold Improvements	$ 375,035	$ 339,986	$ 35,049
Furniture & Equipment	20,025	10,022	10,003
Network Cabling	11,703	11,703	-
Total	$ 406,763	$ 361,711	$ 45,052

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the position, based on the technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities.

Segment Reporting

The Company follows ASC Topic 280, Segment Reporting ("ASC 280"). ASC 280 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASC 280 for interim periods.

In accordance with ASC 280, the Company is required to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASC 280 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASC 280 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

Recently Adopted Accounting Pronouncement

In December 2023, FASB issued Accounting Standards Update (ASU) No. 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" (ASU 2023-09). ASU 2023-09 requires additional annual disclosures including further disaggregation of information in the rate reconciliation, additional information for reconciling items meeting a quantitative threshold, further disaggregation of income taxes paid and other required disclosures. The Company adopted ASU 2023-09 for the annual period beginning on January 1, 2025. See Note 4 for further information.

Subsequent events

The Company has evaluated all subsequent events for recognition and disclosure through the date the financial statement was issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statement.

NOTE 3.   <u>**COMMITMENTS AND CONTINGENCIES**</u>

Operating Lease

Under U.S. GAAP, rent is recognized on a straight-line basis over the term of the lease and the Company recognizes a right-of-use asset and an operating lease liability in connection with the lease agreement. The lease asset and liability are discounted to the current period using the firm's incremental borrowing rate. The Company recognizes straight-line rent expense and, as a result, amortized the lease liability throughout 2025. The future cash payments are recorded as a decrease to the operating lease liability and the asset is amortized on a straight-line basis to show an even rent expense for each subsequent period.

Average lease term and discount rate was as follows:

Weighted-average remaining lease term was	6 years
Weighted-average discount rate was	4.25%

As of December 31, 2025, the future minimum lease payments for the Company's operating lease for each of the years ending December 31 were as follows:

2026	$	499,372
2027		505,028
2028		510,852
2029		516,844
2030		211,923
Thereafter		89,703
Total lease payments		2,333,722
Less : interest		222,671
Present value of lease liability	$	2,111,051

NOTE 4.   **INCOME TAXES**

The following is a summary of the Company's benefit from income taxes recorded for the year ended December 31, 2025:

Current tax provision:		
Federal	$	(361,245)
State		(68,999)
Total current	$	(430,244)
Deferred tax provision:		
Federal	$	(1,173,406)
State		521,206
Total deferred	$	(652,200)
Benefit from income taxes	$	(1,082,444)

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate for continuing operations is as follows:

	Year Ended December 31, 2025	
Reconciliation of Statutory U.S. Federal Tax Rate	**Percent**	**Dollars**
Current federal tax	21.00%	(1,037,374)
Increase (decrease) resulting from:		
Expenses subject to certain statutory limitation	-0.20%	9,647
Interest income from affiliate	1.03%	(50,716)
State and local income taxes, net of federal tax effect	-7.23%	357,243
Federal current P/Y true-up and rounding	7.31%	(361,245)
Effective tax rate	**21.91%** $	**(1,082,444)**

The tax effects of temporary differences that give rise to the significant portions of deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2025	
Deferred Tax Assets:		
Intangible assets	$	5,436
Investment - reserve		32,089
Net capital loss carryover		20,295
Contribution carryover		6,335
Accrued bonus		46,708
Lease liability		486,323
Net operating loss		5,554,302
Total Deferred Tax Assets		6,151,488
Deferred Tax Liabilities:		
Property, plant and equipment		(4,973)
Right of use asset		(482,245)
Total Deferred Tax Liabilities		(487,218)
Net Deferred Tax Liability	$	5,664,270

INCOME TAXES (continued)

The Company has adopted FASB ASC 740. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant taxing authorities would more likely than not uphold the position following an audit. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors.

Income taxes paid (net of refunds) were as follows:

	Year Ended December 31, 2025
U.S. Federal	$ 13,715,000
State	340,204
Total Income Taxes Paid	$ 14,055,204

The Company files income tax returns in the United States federal jurisdiction, New York State and New York City.

NOTE 5.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC")'s Uniform Net Capital Rule 15c3 1 (the "Rule") which specifies, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Standard permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. Net capital changes from day to day. At December 31, 2025, the Company had net capital of $4,415,185, which exceeded its required net capital by $4,165,185.

NOTE 6.   SECURITIES FAIL TO DELIVER/RECEIVE

In the Company's role as an intermediary between foreign brokers and certain of their customers, the Company reflects and records unsettled transactions as fail to receive or fail to deliver.

At December 31, 2025, amounts fail to receive/fail to deliver consisted of the following:

Securities fail to receive	$ 1,122,433
Securities fail to deliver	$ 6,402,214

NOTE 7.   INDEMNIFICATION

The Company conducts business with clearing brokers on behalf of its customers pursuant to a clearance agreement with the clearing brokers. Pursuant to the agreement, the Company introduces the customers to the clearing brokers, and the clearing brokers clear customer transactions on a fully-disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers.

Pursuant to this agreement, the Company's clearing brokers are exposed to risk of loss on customer transactions in the event a customer fails to satisfy its obligations. The clearing brokers may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing brokers for losses the clearing brokers may sustain from customer accounts introduced by the Company. The Company and its clearing brokers monitor the settlement of customer transactions.

In connection with the agreement, the Company has funded a deposit of $1,155,043.

NOTE 8.   **FAIR VALUE MEASUREMENTS**

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets				
Securities, at fair value				
Equities	$ 219,450	$ -	$ -	$ 219,450
Total Securities, at fair value	$ 219,450	$ -	$ -	$ 219,450

NOTE 9.   **401(k) SAVINGS PLAN**

The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors. Management has determined that it will contribute $75,000 to the plan for the year ended December 31, 2025, and has accrued this amount in accrued expenses, on the accompanying statement of financial condition at December 31, 2025.

NOTE 10.   **CREDIT RISK**

The Company maintains checking, savings and money market accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation limit. At December 31, 2025, total amounts in excess of these limits are $239,191,034. The Company has not experienced any losses in the account.

NOTE 11.   **RELATED PARTIES**

During the year ended December 31, 2025, the Company gave loans to affiliated entities (the "Loans"), which are on the accompanying statement of financial condition. The terms of the Loans are generally one year and pay interest at the Applicable Federal Rate in effect at the time of the loan. The Company was due $7,283,204 in connection with these loans, which are included as loans receivable in the accompanying statement of financial condition.

Additionally, the Company paid for certain expenses on behalf of the same affiliated entities. As of December 31, 2025, the Company was due $455,694 for expenses paid on behalf of the affiliated entities, which is included in due from affiliates on the accompanying statement of financial condition.

During the year ended December 31, 2025, the Company held a 100% equity investment in a formerly public company that was considered a related party. Prior to year-end, the Company distributed the investment to its Parent Company as a non-cash distribution. As a result of the distribution, the investment was removed from the Company's balance sheet, and no investment balance related to this entity remained as of December 31, 2025. The distribution was recorded at the carrying value of the investment at the date of transfer and is reflected as a distribution to the Parent within equity.

NOTE 12.   **SEGMENT REPORTING**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of placement and advisory fees. As described in ASC 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss presented on a consolidated basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the consolidated balance sheet as total assets. Additionally, the CODM uses excess net capital (see Note 5), to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make capital distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. The segment revenue and significant expenses are included on the Company's Statement of Operations. The type of revenue earned is interest income. The significant expenses include compensation and benefits, technology, professional fees, and general and administrative and there are no other expenses not considered to be significant. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment's business.